

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES THIRD QUARTER 2007 VOLUMES

(Santiago, Chile, October 8, 2007) – CCU (NYSE: CU) reported today preliminary third quarter 2007 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Third Quarter		Year to Date 2007	
Chile:	Volumes	% Change	Volumes	% Change
Beer	1,006,883	3.2%	3,339,192	4.0%
Soft Drinks	809,842	2.6%	2,515,852	3.2%
Nectars	164,275	15.8%	475,854	22.5%
Mineral Waters	203,675	-7.7%	764,601	-5.1%
Wine – Domestic	152,520	10.1%	374,899	7.0%
Wine – Export[1]	107,441	10.1%	289,283	7.0%
Spirits	65,440	6.0%	156,970	6.6%
Total Chile[2]	**2,510,075**	**3.5%**	**7,916,652**	**4.0%**
Argentina:				
Beer	537,375	7.7%	1,775,856	12.9%
Wine[1-3]	14,484	17.9%	37,342	23.2%
Total Argentina	**551,859**	**7.9%**	**1,813,198**	**13.1%**
TOTAL	**3,061,934**	**4.3%**	**9,729,850**	**5.6%**

CCU plans to release its consolidated third quarter results by the end of October.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producer and also participates in the confectionary industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Guinness Brewing Worldwide Limited. For more information, visit www.ccu-sa.com.

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[1] Does not include bulk wine sales.
[2] Does not include confectionery sales volume.
[3] Includes domestic and export sales volume.